Exhibit 99.1

DOLLAR TREE STORES, INC.
REPORTS THIRD QUARTER NET EARNINGS PER DILUTED SHARE OF $0.29

CHESAPEAKE, Va. - November 22, 2005 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, reported net earnings per diluted share of $0.29, for the fiscal third quarter ended October 29, 2005. As previously reported, sales for the quarter were $796.8 million, a 10.1% increase compared to $724.0 million, for the same period, one year ago. Comparable store sales declined 1.0% for the quarter.

"We continued to demonstrate good expense control and inventory management in the third quarter,"President and CEO Bob Sasser said. "The productivity of our new, 2005 stores is improved over last year's class and, while comparable store sales growth continues to be our challenge, we believe our initiatives to expand tender types have contributed to an increased average ticket, offsetting much of the impact of lower traffic. Further, our stores are well positioned for the Holiday season."

For the third quarter, gross margin was 34.7%, compared to 35.7% in last year's third quarter. The decline was driven primarily by a higher mix of lower margin consumer products and the loss of leverage on occupancy costs associated with negative comparable store sales.

Selling, general and administrative expenses, as a percentage of sales, were 28.1% in the third quarter of 2005, compared to 28.3% in the same quarter last year. The improvement in rate reflects the Company's continued focus on expense control, which succeeded in offsetting increased utility costs and charges for the hurricane damages sustained in the third quarter 2005.

Operating margin in this year's third quarter was 6.5%, versus 7.4% for the same period in 2004.

During the third quarter of 2005, the Company repurchased 2.2 million shares of its common stock, for approximately $50 million, which brings the year-to-date total to $180.4 million of funds used to repurchase common stock. On March 18, 2005, the Company's Board of Directors authorized a new $300 million share repurchase program. The Company has approximately $173 million authorization remaining under this program.

The Company also reported that as of today, nine of its locations remain closed because of the Hurricanes Katrina and Rita. The Company expects to reopen three of the nine stores in the near future, permanently close five, and relocate one store.

The Company estimates sales for the fourth quarter of 2005 to be in the range of $1.035 billion - $1.065 billion. Based upon this sales forecast, diluted earnings per share are estimated to be in the range of $0.74 to $0.80.

Full year sales are now forecasted to be in the range of $3.350 billion - $3.380 billion. Full year diluted earnings per share are expected to be in the range of $1.53 - $1.59.

On Tuesday, November 22, 2005, the Company will host a conference call to discuss its earnings results at 9:00 a.m EST. The telephone number for the call is 703-639-1307. A recorded version of the call will be available until midnight Thursday, December 1, and may be accessed by dialing 703-925-2533, and the access code is 799890. The call will be webcast via Dollar Tree's website, www.DollarTree.com/medialist.cfm, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Thursday, December 1. Any financial and statistical information related to the call can be accessed through the "Investor Relations / SEC Filings / Non-GAAP Measures" section of Dollar Tree's website.

The Company's regular, pre-recorded business update will be available Thursday, January 5, 2006, by 5:00 p.m. EST, and will remain on-line through Monday, January 9, 2006. Interested parties can access the Company's update by dialing (757) 321-5873.

As of October 29, 2005, Dollar Tree operated 2,899 stores in 48 states. During the third quarter, Dollar Tree opened 64 stores, closed 21 stores, and expanded or relocated 21 stores. The Company's retail selling square footage totaled approximately 22.7 million at October 29, 2005, a 16.0% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding our expectations for stock repurchases, hurricane recovery, sales initiatives, fourth -quarter sales and earnings per share, as well as full year sales and earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed April 14, 2005 and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our Quarterly Report on Form 10-Q filed September 8, 2005. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid, 757-321-5284
www.DollarTree.com

Back to Form 8-K

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
(Dollars in thousands, except per share data)

		Third Quarter ended				Year-to-Date		
		Oct. 29, 2005		Oct 30, 2004		Oct. 29, 2005		Oct 30, 2004
Net sales	$	796,787	$	723,967	$	2,314,907	$	2,138,531
Cost of sales		520,523		465,568		1,522,913		1,376,723
Gross profit		276,264		258,399		791,994		761,808
		34.7%		35.7%		34.2%		35.6%
Selling, general & administrative expenses		224,144		204,810		645,216		600,476
		28.1%		28.3%		27.9%		28.1%
Operating income		52,120		53,589		146,778		161,332
		6.5%		7.4%		6.3%		7.5%
Interest expense, net		(2,336)		(1,539)		(6,943)		(4,852)
Other income (expense)		239		(223)		710		688
Income before income taxes		50,023		51,827		140,545		157,168
		6.3%		7.2%		6.1%		7.3%
Income tax expense		18,926		19,973		53,126		60,572
Net income		31,097		31,854		87,419		96,596
		3.9%		4.4%		3.8%		4.5%
Net earnings per share:								
Basic	$	0.29	$	0.28	$	0.80	$	0.85
Weighted average number of shares		107,274		112,890		108,942		113,411
Diluted	$	0.29	$	0.28	$	0.80	$	0.85
Weighted average number of shares		107,639		113,373		109,371		114,104

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Oct. 29, 2005		Jan. 29, 2005		Oct. 30, 2004
Cash and cash equivalents	$ 78,512	$	106,532	$	87,844
Short-term investments	51,255		211,275		10,000
Merchandise inventories	750,346		615,483		775,292
Other current assets	36,232		36,597		45,276
Total current assets	916,345		969,887		918,412
Property and equipment, net	693,992		685,386		684,607
Intangibles, net	130,802		129,032		124,590
Other assets, net	28,032		8,367		8,455
Total assets	$ 1,769,171	$	1,792,672	$	1,736,064
Current portion of long-term debt	$ 19,000		19,000	$	19,000
Accounts payable	211,433		124,195		173,856
Other current liabilities	107,635		117,491		115,960
Income taxes payable	15,964		33,669		6,029
Total current liabilities	354,032		294,355		314,845
Long-term debt, excluding current portion	250,000		250,000		250,000
Other liabilities	84,354		84,105		94,854
Total liabilities	688,386		628,460		659,699
Shareholders' equity	1,080,785		1,164,212		1,076,365
Total liabilities and shareholders' equity	$ 1,769,171	$	1,792,672	$	1,736,064
STORE DATA:					
Number of stores open at end of period	2,899		2,735		2,674
Total selling square footage (in thousands)	22,746		20,444		19,608

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year-to-Date	
	Oct. 29, 2005	Oct. 30, 2004
Cash flows from operating activities:		
Net income	$ 87,419	$ 96,596
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	104,004	96,580
Other non-cash adjustments	(15,075)	27,694
Changes in merchandise inventories	(134,863)	(249,649)
Other changes in working capital	82,571	48,336
Total adjustments	36,637	(77,039)
Net cash provided by operating activities	124,056	19,557
Cash flows from investing activities:		
Capital expenditures	(114,235)	(147,949)
Purchase of short-term investments	(811,720)	(112,500)
Proceeds from maturities of short-term investments	971,740	186,995
Restricted investments	(15,280)	-
Acquisition of favorable lease rights	(3,977)	(1,925)
Net cash provided by (used in) investing activities	26,528	(75,379)
Cash flows from financing activities:		
Proceeds from long-term debt, net of facility fees of $1,094	-	248,906
Repayment of long-term debt and facility fees	-	(148,568)
Principal payments under capital lease obligations	(5,312)	(3,537)
Proceeds from stock issued pursuant to stock-based compensation plans	7,106	11,286
Payments for share repurchases	(180,398)	(48,611)
Net cash provided by (used in) financing activities	(178,604)	59,476
Net increase (decrease) in cash and cash equivalents	(28,020)	3,654
Cash and cash equivalents at beginning of period	106,532	84,190
Cash and cash equivalents at end of period	$ 78,512	$ 87,844